SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 14D-9

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Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
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AMRECORP REALTY FUND II
(Name of Subject Company)
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AMRECORP REALTY FUND II
(Name of Persons Filing Statement)
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LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
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Robert J. Werra
General Partner
Amrecorp Realty Fund II
2800 North Dallas Parkway, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)
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Copies of communications to:
C. William Blair, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, Texas 76102
Telephone: (817) 878-3553
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□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Amrecorp Realty Fund II, a limited partnership organized under the laws of the State of Texas (the “Partnership”), is the subject company. Robert J. Werra is the individual general partner of the Partnership. The principal executive offices of the Partnership are located at 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093. The business telephone number of the Partnership is (972) 836-8000. The title of the class of equity securities to which this Statement relates is units of limited partnership interests of the Partnership (the “Units”). As of March 31, 2007, there were 14,544 Units outstanding.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to an offer by the Partnership’s general partner, Robert J. Werra (the “Offeror”), to purchase 14,458 Units at a purchase price of $100 per Unit, less the amount of any distributions declared or made with respect to the Units between May 10, 2007 and June 8, 2007, or such other date to which that offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Werra Offer”). The Offer to Purchase is an exhibit to the combined Tender Offer Statement and Schedule 13E-3 on Schedule TO, dated May 10, 2007 (the “Schedule TO”), as filed by the Offeror with the Securities and Exchange Commission on or about May 10, 2007. As stated in the Schedule TO, the principal executive offices of the Offeror is c/o Univesco, Inc., 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

The Offeror is the general partner of the Partnership and as such controls and directs the business of the Partnership in accordance with the limited partnership agreement of the Partnership. The Partnership has entered into a management agreement, dated as of February 1, 1991 (the “Management Agreement”), with Univesco, Inc., a Texas corporation (“Univesco”), which is 83% owned by the Offeror. Under the terms of the Management Agreement, Univesco acts as the managing agent with respect to the Partnership’s properties and may also engage other on-site property managers and other agents to the extent it considers appropriate. For these services, Univesco receives a management fee with respect to the properties actually managed equal to the lesser of (i) 5% of the Partnership’s gross receipts from such properties or (ii) an amount which is competitive in price or terms with other non-affiliated persons rendering comparable services which could reasonably be made available to the Partnership, as well as reimbursement of its administrative expenses. During the years ended December 31, 2006, 2005, and 2004 Univesco received management fees of $48,266, $46,996, and $46,615 respectively, and an administrative service fee of $5,472 in each of such years. As a result of the foregoing, Univesco and the Offeror could be deemed to have a potential conflict of interest with the Partnership. The limited partnership agreement of the Partnership provides for removal of the Partnership’s general partner upon the vote of limited partners holding a majority in interest of the outstanding Units. Provided that the Offeror does not take possession of sufficient Units through the Werra Offer, the other Unit holders will continue to hold a majority in interest of the outstanding Units upon completion of the Offer and could remove the Offeror from his position as general partner and terminate the Management Agreement. Accordingly, the Offeror and Univesco may have an interest in recommending that the Offer be accepted.

Item 4. The Solicitation or Recommendation

(a) Recommendation. The Partnership is not making a recommendation regarding the Offer and is expressing no opinion of, and is remaining neutral toward, the Offer.

(b) Reasons for the Recommendation. Because the Offeror is the general partner of the Partnership and the Partnership acts through its general partner, there is a substantial and unavoidable conflict of interest between the limited partners of the Partnership and its general partner with respect to the Offer. Due to this conflict of interest, the Partnership has determined not to make a recommendation regarding the Offer.

(c)  Intent to Tender. The Partnership has no knowledge that any affiliate of the Partnership (other than its general partner who is the Offeror) owns any Units either of record or beneficially.

Item 5. Person/assets, retained, employed, compensated or used

Except for assets of the Partnership used in connection with the preparation of this Schedule 14D-9, no officers, class of employees or assets of the Partnership have been or are expected to be employed or used by the Partnership in connection with the Werra Offer, or responding thereto.

Item 6. Interest in Securities of the Subject Company

Neither the Partnership or its general partner, nor to their knowledge any affiliate of either of them, has engaged in any transaction in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

None.

Item 8. Additional Information

Prior to the commencement of the tender offer by the Offeror, the Partnership listed its sole remaining real estate property for sale with a national real estate brokerage firm. Since that time, the Partnership has not received any offer from, or engaged in any discussions with, any party concerning the sale of the property.

Item 9. Exhibits

(a) None

(e) Management Agreement, dated as of October 20, 2004, with Univesco, Inc., incorporated by reference from Exhibit 99(e) to the Schedule 14D-9 filed by the Partnership on December 7, 2006.

(g) None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMRECORP REALTY FUND II

Date: May 10, 2007
By: /s/ Robert J. Werra
Robert J. Werra
General Partner

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